UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Mattress Firm Holding Corp.

File No. 333-174830 - CF#27037

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Mattress Firm Holding Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on June 10, 2011, as amended.

Based on representations by Mattress Firm Holding Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.13	through May 31, 2013
Exhibit 10.14	through December 31, 2015
Exhibit 10.15	through December 31, 2015
Exhibit 10.16	through June 30, 2012
Exhibit 10.17	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel